Filed by Summit Properties Partnership, L.P. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004, by and among Camden, Camden Sparks, Inc., a wholly owned subsidiary of Camden, and Summit.

     The following is a script used on a conference call with analysts held on October 5, 2004 regarding the Acquisition and related matters.

CAMDEN PROPERTY TRUST

OCTOBER 5, 2004

8:30 A.M. ANALYST CONFERENCE CALL

Terry McKinney:	Good morning and thank you for joining this morning’s call. Before we begin I would like to remind everyone that we will be making forward-looking statements based on our current expectations and beliefs. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from expectations. Further information about these risks can be found in our filings with the SEC, and we encourage you to review them. I would now like to turn the call over to Camden’s Chairman and Chief Executive Officer, Ric Campo.

Ric Campo:	Good Morning, and thank you for joining us on our call today. With me this morning are Keith Oden, Steve LeBlanc, Dennis Steen, Alex Jessett and Terry McKinney. We are excited and pleased to tell you that Camden and Summit have entered into a definitive merger agreement. This is, without question, a defining moment for both of our companies. This agreement will create an exceptional multifamily platform and the fifth largest REIT in the industry, with a total of 66,819 apartment homes and a total enterprise value of $5.3 billion when the merger is complete, after property sales and joint ventures.

As most of you know, we celebrated 10 years as a publicly traded company in 2003. Our 11 years of experience as a public company and the preceding 12 years has shown us that a sound business plan cleanly executed by intelligent, dedicated professionals that share our values is the key to delivering consistent performance year after year. So it’s not surprising that after all this time, our fundamental strategy remains the same – creating the best multifamily platform in the industry that delivers consistent results for our shareholders.

Since our IPO in 1993, we have focused on growing our share price, FFO and dividend. Our commitment to our strategy is demonstrated in the progress that we have made. We have increased our assets and diversified our markets from $200 million in two Texas markets in 1993 to $3.8 billion in 14 geographically dispersed, high-growth markets stretching from coast to coast. This growth has been fueled by the execution of two highly successful mergers: Paragon Group in 1997 and Oasis Residential in 1998. Those two mergers increased our asset value by $1.9 billion. Our growth has also been driven by a $1.1 billion development program that brought online more than 13,000 Camden flagship apartment homes, and the prudent recycling of capital with carefully selected acquisitions of nearly 13,000 units for $452 million and the disposition of approximately 17,000 non-strategic apartments totaling $772 million. Our results speak for themselves. In the last 11 years, our FFO has grown from $1.86 to a First Call mean estimate for 2004 of $3.24. Our annual dividend has increased from $1.60 to $2.54, and at all times has been covered with operating cash flow. And, our stock price has more than doubled. With this $1.9 billion merger, we are making the right move for both organizations. We will be acquiring approximately 14,000 high-quality apartment homes, most of which are located in regions that are new to Camden, such as the Washington D.C. area, Southeast Florida and Atlanta. This strategic geographic complement enhances our existing footprint in Florida and North Carolina while further diversifying our portfolio with the addition of the new regions. Our already substantial development pipeline will grow with the addition of Summit’s development arm consisting of 3,700 apartment homes with approximately 60% located in the Washington D.C. area and 25% in Southeast Florida. As you can see, Summit’s markets, asset quality and development pipeline are an excellent match with Camden.

This transaction is also firmly aligned with our strategic plan of lowering our NOI concentration in Las Vegas, Houston and Dallas and increasing our presence on the East and West coasts. With this announcement, we are accelerating the process of diversifying our portfolio. What would have typically taken five years to accomplish, we will be completing in just a matter of months. By accelerating our diversification strategy, we believe we are continuing to position ourselves to be the best in all aspects of the multifamily industry. I would now like to have Keith Oden give you his observations on this strategic move. Keith.

Keith Oden:	Thank you, Ric. The history that Ric covered demonstrates our commitment to transforming Camden’s operating platform from 6,000 units in Texas to the more than 50,000 unit national footprint that we enjoy today. Currently, we operate an efficient, geographically diversified platform that has consistently delivered stable earnings growth to our shareholders.

As Ric indicated, our strategic objectives have not changed. As many of you who follow our company know, we have been talking about our diversification strategy for some time. The strategy’s premise is that by having a portfolio diverse in both geography and product type, we are able to leverage all stages of the market’s cycles and capture greater market share by offering high-quality apartment homes at varying price points to our residents. Instrumental to this strategy has been our goal of limiting the NOI concentration of each market to single digits. For the past 11 years, we have been working diligently to reduce the NOI contributions of our over-weighted markets, such as Houston, Dallas and Las Vegas and increase our exposure in our other growth markets to achieve a portfolio with NOI contributions below 10% in every market. This merger gets us to single digit NOI concentrations in all markets in less time than we planned and on a FFO accretive basis.

We have chosen our core markets carefully. We firmly believe that employment growth is intrinsically linked to multifamily performance, and that employment growth over the next five years will continue to drive the fundamentals of our business. Consequently, we have sought to acquire assets that are located within high-growth markets.

We have also consistently focused on asset quality while offering a variety of price points to maximize market share. We have continued to increase the overall quality of our portfolio by pruning the portfolio of older, non-strategic assets and acquiring assets that match our criteria.

This merger is another crucial step in the execution of those key objectives. Summit is known for high-quality, well-located apartment communities. Their East Coast presence in markets such as Southeast Florida, the Washington D.C. area, Atlanta, Raleigh and Charlotte enhances our position in Charlotte and increases our position in the 26 highest employment growth markets in the U.S. for the next five years. It is hard to imagine a portfolio that is a better fit with our strategic objectives than Summit – they are in the right place with the right assets, which makes this move the best move for Camden.

Not only does Summit bring an excellent East Coast portfolio to the table, but it also brings a sufficient number of premier communities in each of those markets to achieve the operating efficiencies that our core market strategy requires. Additionally, with Summit’s average asset age of six (6) years and Camden’s 11 years, our overall asset age will be reduced to an average age of nine (9) years. The result is a portfolio of newer, higher-quality apartment communities. We believe that this merger produces the best platform in the industry when measured by future NOI growth potential.

Camden’s future NOI growth will be enhanced by accelerating the same store NOI growth on Summit’s assets and by assimilating Summit’s development pipeline and production capabilities into Camden. For more than 10 years, we have consistently outperformed our peer group in same store NOI growth. Camden’s average annual NOI growth is 3.3% compared with the peer group at 1.0%. Summit’s average NOI growth is slightly higher than the peer group at 1.4%.

We believe that an area in which a positive impact on NOI can be achieved almost immediately is in improving operating efficiencies as it relates to technology. For example, our combined companies would benefit from the substantial investments that Camden has made in technology and ancillary income streams over the last decade. Those technologies that have already demonstrated that they streamline our employees’ work flow and enhance our residents’ lives include Credit Retriever, Camden

Connect, OpsTechnology, and Sure Deposit. Most importantly, we will quickly convert the Summit portfolio to our state-of-the-art, web-based OneSite property management system that we co-designed and developed and are in the process of implementing across our portfolio. The system streamlines our business processes, which in turn increases employees’ response time to service customer requests and reduces customer wait time. The system brands the customer experience from first contact to move-out and creates a 7-day-a-week, just-in-time customer service solution.

Finally, the company will have a substantial development pipeline located in strong markets to drive future growth. Camden’s $430 million current and future development pipeline combined with Summit’s $620 million pipeline will result in a $1.1 billion development pipeline to be staged over the next several years. Nearly $800 million of those developments will be located in the key markets of Southern California, Southeast Florida and the Washington D.C. area. On a $5.3 billion asset base, the anticipated development of new, high-quality communities in high-growth markets is a compelling driver of future growth.

Now I would like to turn the call over to Steve LeBlanc, CEO of Summit Properties.

Steve LeBlanc:	Thank you, Keith. Since our inception, Summit has focused on having an economically diverse group of metropolitan markets with high-income job growth and achieving significant brand presence and critical operating mass in each market. Our current presence and future development opportunities in the best neighborhoods within Southeast Florida and the Washington D.C. area are examples of this long-term strategic focus. This merger provides the opportunity for Summit to realize our vision of geographic diversification and enables us to maximize shareholder value.

There are several compelling reasons that we have decided to merge with Camden. For our shareholders, growth is critical. Camden’s geographically diversified markets, lower cost of capital, and lower dividend payout ratio offer better growth prospects to our shareholders than where we currently sit today. These very same factors also provide a meaningful downside protection to our shareholders as they can effectively reduce risk. Additionally, a share price premium based on the Friday October 1st close of approximately 13.5% is well deserved by our shareholders.

For our organization, the strategic fit of our two companies is remarkable. Summit’s presence in the Washington D.C.

area, Southeast Florida and Atlanta allows Camden to enter new markets with an established, high-quality portfolio of apartment homes while simultaneously enhancing their presence in North Carolina. This enables Camden to boost their presence on the East Coast, which more evenly distributes their assets in important high-growth markets from coast to coast.

Lastly, we have a compatible operating ideology. Camden and Summit are both customer driven companies with a long tradition of and dedication to excellence. Both of us have a strong commitment to being the best by providing superior customer service to our residents and training and development opportunities to our associates.

We look forward to working with Camden’s management team to ensure a seamless transition so we can immediately begin to realize the benefits of this transaction.

Ric Campo:	Thanks, Steve. What I’d like to do now is provide a summary of the financial terms of this merger.

First, consideration: Based on Camden’s closing share price on October 1, 2004, Camden would acquire each Summit common share for consideration, on average, of $31.37, a 13.5% premium to Summit’s closing price on Friday, October 1st. Thirteen dollars and eighty-one cents ($13.81) of common share consideration will consist of cash ($434 million in aggregate) and $17.56 of common share consideration will consist of Camden common shares with a fixed exchange ratio. Total Camden share consideration will equate to approximately 14.0 million Camden common shares and operating partnership units (assuming that all of the holders of operating partnership units elect to remain in the partnership following the merger).

Summit shareholders and unit holders will be able to elect to receive either cash or Camden shares for each Summit share. The transfer agent will balance cash versus stock elections based on shareholder elections in order to maintain the fixed cash and stock relationship prior to closing.

Camden will maintain its annual dividend of $2.54 per share, which will provide a $0.35 per share or 26% increase in dividends for Summit shareholders.

Summit will have a termination right in the event Camden’s shares trade below $39.31 based on a 14-day average (excluding the high and low) immediately prior to closing.

Camden, however, has the right to cure any deficiencies under the $39.31 price by adjusting the exchange rate.

There is a $50 million break-up fee in the transaction.

Camden’s board will be expanded by two directors. We expect those board seats to be filled by Mr. William B. McGuire, Jr. and Mr. William F. Paulsen. And, we are excited to have two veteran real estate professionals add value to our Board.

The $1.9 billion merger will be funded with $434 million in cash, $658 million in Camden shares and the assumption of $750 million of Summit debt.

The cash component of the consideration will be funded through a combination of property sales and the spin-off of properties into a to-be-formed joint venture. The joint venture would be similar to the spin-off of the Las Vegas properties that was part of the Oasis Residential merger.

We believe that these cash generating transactions should be completed before or closely following the merger closing anticipated for sometime in January 2005.

We have arranged for a $500 million bridge loan commitment from Bank of America in the event that our anticipated sales are not completed before closing.

Post-merger, we are committed to keeping reasonable debt levels and maintaining our investment grade ratings. We have analyzed numerous sets of assumptions for combining these two companies, and the transaction will be slightly accretive beginning in 2005 under all the scenarios that be modeled.

Having successfully completed two mergers already, we know how to cut costs by streamlining corporate administration, integrating operations, and implementing revenue enhancement and expense control programs on-site. We expect the major components of our synergies to result from a $10 million reduction in G&A run-rate expense, a $6 million interest savings from the mark to market of assumed debt, and fees generated from joint venture. However, some of the synergies will be offset by higher projected interest rates and the issuance of 14.0 million Camden shares when the transaction closes.

The overall cap rate on this transaction is estimated to be 5.9% based on 2004 NOI projections after deducting market cap-ex reserves and management fees.

We are currently in the process of developing our 2005 property-level and corporate G&A budgets and expect to complete them during the fourth quarter. We plan to provide 2005 earnings guidance and discuss the underlying assumptions for that guidance prior to year-end, once we have completed our 2005 budget process.

We will now open the call up for questions.

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements’ beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed by with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden, Summit and Summit Properties Partnership, L.P. in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock and limited partnership interests in Summit Properties Partnership, L.P. is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.